                                                                                                                                    December 29, 2010

Ms. Laura Hatch
Staff Accountant, Division of Investment Management
Office of Disclosure and Review
Securities & Exchange Commission
U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: ADVISORONE FUNDS, File Nos. 811-08037 and 333-20635

Dear Ms. Hatch:

The following comments were received by Terrence Davis, fund counsel, by telephone on December 1, 2010 regarding various regulatory filings made by AdvisorOne Funds (the “Registrant”).  The Registrant has authorized me to communicate its response to each comment.

1.

Per Instruction 1 to Form N-PX, a registrant that offers multiple series of shares is required to provide the proxy voting record information required under Form N-PX for each series.  Going forward, the Registrant is to provide the proxy voting record information for each series offered by the Registrant.

Response:  In future filings of Form N-PX, the Registrant will separate the proxy voting record information for each series offered by the Registrant.

2.

Comments with regard to the Registrant's Filing of Form 40-17G on March 22, 2010.

a.

With regard to the Registrant's filing of Form 40-17G on March 22, 2010, the Registrant included as an exhibit to the filing a certification of the secretary of the Registrant as evidence that the fidelity bond of the Registrant (the "Trust Bond") had been appropriately approved by a majority of the disinterested members of the board of trustees of the Registrant (the "Trust Board") as required by Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act").  Please provide a copy of the resolution adopted by the Trust Board approving the form and amount of the Trust Bond.

Response:  Attached hereto as Exhibit A is a certified copy of the resolution that was adopted by the Trust Board approving the form and amount of the Trust Bond.

b.

Confirm whether or not the Trust Bond is a "joint insured bond" as defined in  Rule 17g-1(b) under the 1940 Act.  To the extent that the Trust Bond is a joint-insured bond, please indicate the amount that would have been maintained by the Trust had the Trust Bond been a "single insured bond" as defined in Rule 17g-1(b) of the 1940 Act.

Response:  The Trust Bond is not a “joint insured bond,” as such term is defined in Rule 17g-1(b) of the 1940 Act, but rather a standalone policy only covering the Trust and each of the funds comprising the Trust.

3.

Comments with respect to the Annual Report of the Registrant for the year ended April 30, 2010, as filed on Form N-SARB on June 29, 2010.

a.

Descartes Fund.  The investment adviser to the Descartes Fund, CLS Investments, LLC ("CLS"), has chosen the S&P 500 Index as performance benchmark of the fund; however, in the annual report, the Descartes Fund compares its performance to the Russell 1000 Value Index.  Please explain the inconsistency.

Response:

As disclosed in both the current prospectus and annual report of the Descartes Fund, CLS elected to change the Descartes Fund’s primary, broad-based performance benchmark from the Russell 1000 Value Index to the S&P 500 Index.  In the view of CLS, the S&P 500 Index is a more appropriate performance benchmark for the Descartes Fund.  The approach followed by the Registrant with respect to disclosure in connection with the change in index by the Descartes Fund is consistent with instruction 7 to Item 27(b)(7)(ii)(B) of Form N-1A.  Both indices are reflected in the performance update section of the annual report and a footnote describing the change also is included in the report.  CLS intends to include both indices in next year's annual report, along with the same explanatory footnote.

b.

Liahona Fund.  The investment adviser to the Liahona Fund, CLS, has chosen the S&P 500 Index as the performance benchmark of the fund; however, in the annual report, the Liahona Fund compares its performance to the Russell 1000 Value Index.  Please explain the inconsistency.

Response:

As disclosed in both the current prospectus and annual report of the Liahona Fund, CLS elected to change the Liahona Fund’s primary, broad-based performance benchmark from the Russell 1000 Value Index to the S&P 500 Index.  In the view of CLS, the S&P 500 Index is a more appropriate performance benchmark for the Liahona Fund.  The approach followed by the Registrant with respect to disclosure in connection with the change in index by the Liahona Fund is consistent with instruction 7 to Item 27(b)(7)(ii)(B) of Form N-1A.  Both indices are reflected in the performance update section of the annual report and a footnote describing the change also is included in the report.  CLS intends to include both indices in next year's annual report, along with the same explanatory footnote.

c.

Enhanced Income Fund.  The investment adviser to the Enhanced Income Fund, CLS, has established the performance benchmark of the fund as "40% of the return of the S&P 500 Index."  Explain why the chosen benchmark is appropriate.

Response:

The Enhanced Income Fund has a targeted "Risk Budget" of 40, meaning that the risk profile of the Fund, in terms of investment risk and volatility, is intended to be comparable to 40% of the risk of the S&P 500 Index.  Given the management philosophy of the Fund, establishing the S&P 500 Index as the benchmark index for the Fund would not provide investors with the most meaningful comparative model.  In pursuing its investment objective, the Fund uses long and short strategies to manage risk and maintain a relatively low exposure to bonds; therefore, an equity benchmark with a similar risk profile as the Fund seems most appropriate.

d.

Select Appreciation Fund.  The investment adviser to the Select Appreciation Fund, CLS, has established the performance benchmark of the fund as "110% of the return of the S&P 500 Index."  Explain why the chosen benchmark is appropriate.

Response:

The Select Appreciation Fund has a targeted "Risk Budget" of 110, meaning that the risk profile of the Fund, in terms of investment risk and volatility, is intended to be comparable to 110% of the risk of the S&P 500 Index.  Given the management philosophy of the Fund, establishing the S&P 500 Index as the benchmark index for the Fund would not provide investors with the most meaningful comparative model. In pursuing its investment objective, the Fund primarily invests in exchange traded funds; therefore, an equity benchmark with a similar risk profile as the Fund seems most appropriate.

e.

Reservoir Fund.  The investment adviser to the Reservoir Fund, CLS, has established the performance benchmark of the fund as "the Citigroup 1-Month Treasury Bill."  Explain why the chosen benchmark is appropriate, as opposed to a more broadly based money market fund index.

Response:

The Reservoir Fund principally invests in ultra short-term bonds with a maximum maturity of three years.  The expected average maturity of the holdings of the Reservoir Fund is one and one-half years and the fund primarily is invested in U.S. Treasuries.  Because the Fund is primarily invested in U.S. Treasuries and the portfolio is managed along a short-term horizon, CLS believes that the Citigroup 1-Month Treasury Bill is an appropriate benchmark.

4.

With regard to footnote 5 to the financial statements of the Registrant regarding Financial Transactions, confirm whether or not the purchase and sales figures set forth in the footnote exclude U.S. Government Securities.

Response:  The purchase and sales figures set forth in footnote 5 include long-term U.S. Government Securities, but exclude short-term U.S. Government Securities and other short-term securities (i.e., securities whose maturities or expiration dates at the time of acquisition were one year or less) as described in footnote 5.   The approach followed by the Registrant appears consistent with instruction 4(d)(ii) to Item 13(a) of Form N-1A.

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from   taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws   of the United States.

If you have any additional questions, please contact the undersigned at 404.407.3650.

Sincerely,

/s/ Terrence Davis

Terrence Davis

EXHIBIT A

Certified Copy of

Board Resolution

Regarding Approval of Fidelity Bond

December 22, 2010

CERTIFICATION OF SECRETARY

I, Brian Nielsen, being duly appointed Secretary of AdvisorOne Funds, a Delaware statutory trust, duly certify and attest that, at a Board of Trustees meeting held on March 26, 2010, the following resolution was adopted:

RESOLVED, that a Fidelity Bond for the Trust with Great American Insurance Co., having an aggregate coverage of $3,000,000 is ratified, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the aggregate assets of the Funds of the Trust to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolios of the Funds; and

FURTHER RESOLVED, that the Officers of the Trust be, and hereby are, authorized to file or cause to be filed the Fidelity Bond on behalf of the Trust with the Securities and Exchange Commission and give the notices required under Paragraph (1) of Rule 17g-1 under the 1940 Act.

IN WITNESS WHEREOF, I have executed my name as Secretary this 22nd day of December 2010.

/s/ Brian Nielsen

Brian Nielsen

Secretary

Terrence.davis@ThompsonHine.com Phone 404.407.3650 Fax 404.	nlw 73822.3